UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VPC Impact Acquisition Holdings II

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G9460L 126

(CUSIP Number)

150 North Riverside Plaza, Suite 5200

Chicago, IL 60606

(312) 701-1777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G9460L 126

1	NAMES OF REPORTING PERSONS VPC Impact Acquisition Holdings Sponsor II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,334,617 (1)(2)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,334,617 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,617 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The securities are held directly by VPC Impact Acquisition Holdings Sponsor II, LLC (the “Sponsor”). Victory Park Management, LLC (“VPM”) is the manager of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. Victory Park Capital Advisors, LLC (“VPC Advisors”) is the sole member of VPM and has voting and investment discretion over the securities held by VPM. Victory Park Capital Advisors Management GP, LLC (“VPC Advisors Management GP”) is the managing member of VPC Advisors and has voting and investment discretion over the securities held by VPC Advisors. Victory Park Capital Advisors GP, LLC (“VPC Advisors GP”) is the managing member of VPC Advisors Management GP and has voting and investment discretion over the securities held by VPC Advisors Management GP. Richard Levy is the trustee of the manager of VPC Advisors GP and has voting and investment discretion with respect to the securities held by VPC Advisors GP.

(2)

The Sponsor owns 6,334,617 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252298) and have no expiration date.

(3)

Excludes 5,127,129 Class A Ordinary Shares issuable upon the exercise of 5,127,129 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-252298).

(4)	Based on 25,578,466 Class A Ordinary Shares and 6,394,617 Class B Ordinary Shares outstanding as of January 3, 2022.

Schedule 13G

CUSIP No. G9460L 126

1	NAMES OF REPORTING PERSONS Victory Park Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,334,617 (1)(2)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,334,617 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,617 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The securities are held directly by VPC Impact Acquisition Holdings Sponsor II, LLC (the “Sponsor”). Victory Park Management, LLC (“VPM”) is the manager of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. Victory Park Capital Advisors, LLC (“VPC Advisors”) is the sole member of VPM and has voting and investment discretion over the securities held by VPM. Victory Park Capital Advisors Management GP, LLC (“VPC Advisors Management GP”) is the managing member of VPC Advisors and has voting and investment discretion over the securities held by VPC Advisors. Victory Park Capital Advisors GP, LLC (“VPC Advisors GP”) is the managing member of VPC Advisors Management GP and has voting and investment discretion over the securities held by VPC Advisors Management GP. Richard Levy is the trustee of the manager of VPC Advisors GP and has voting and investment discretion with respect to the securities held by VPC Advisors GP. VPM, VPC Advisors, VPC Advisors Management GP, VPC Advisors GP and Mr. Levy, respectively, disclaim any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest each may have therein, directly or indirectly.

(2)

The Sponsor owns 6,334,617 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252298) and have no expiration date.

(3)

Excludes 5,127,129 Class A Ordinary Shares issuable upon the exercise of 5,127,129 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-252298).

(4)	Based on 25,578,466 Class A Ordinary Shares and 6,394,617 Class B Ordinary Shares outstanding as of January 3, 2022.

Schedule 13G

CUSIP No. G9460L 126

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,334,617 (1)(2)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,334,617 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,617 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The securities are held directly by VPC Impact Acquisition Holdings Sponsor II, LLC (the “Sponsor”). Victory Park Management, LLC (“VPM”) is the manager of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. Victory Park Capital Advisors, LLC (“VPC Advisors”) is the sole member of VPM and has voting and investment discretion over the securities held by VPM. Victory Park Capital Advisors Management GP, LLC (“VPC Advisors Management GP”) is the managing member of VPC Advisors and has voting and investment discretion over the securities held by VPC Advisors. Victory Park Capital Advisors GP, LLC (“VPC Advisors GP”) is the managing member of VPC Advisors Management GP and has voting and investment discretion over the securities held by VPC Advisors Management GP. Richard Levy is the trustee of the manager of VPC Advisors GP and has voting and investment discretion with respect to the securities held by VPC Advisors GP. VPC Advisors, VPC Advisors Management GP, VPC Advisors GP and Mr. Levy, respectively, disclaim any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest each may have therein, directly or indirectly.

(2)

The Sponsor owns 6,334,617 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252298) and have no expiration date.

(3)

Excludes 5,127,129 Class A Ordinary Shares issuable upon the exercise of 5,127,129 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-252298).

(4)	Based on 25,578,466 Class A Ordinary Shares and 6,394,617 Class B Ordinary Shares outstanding as of January 3, 2022.

Schedule 13G

CUSIP No. G9460L 126

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,334,617 (1)(2)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,334,617 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,617 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The securities are held directly by VPC Impact Acquisition Holdings Sponsor II, LLC (the “Sponsor”). Victory Park Management, LLC (“VPM”) is the manager of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. Victory Park Capital Advisors, LLC (“VPC Advisors”) is the sole member of VPM and has voting and investment discretion over the securities held by VPM. Victory Park Capital Advisors Management GP, LLC (“VPC Advisors Management GP”) is the managing member of VPC Advisors and has voting and investment discretion over the securities held by VPC Advisors. Victory Park Capital Advisors GP, LLC (“VPC Advisors GP”) is the managing member of VPC Advisors Management GP and has voting and investment discretion over the securities held by VPC Advisors Management GP. Richard Levy is the trustee of the manager of VPC Advisors GP and has voting and investment discretion with respect to the securities held by VPC Advisors GP. VPC Advisors Management GP, VPC Advisors GP and Mr. Levy, respectively, disclaim any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest each may have therein, directly or indirectly.

(2)

The Sponsor owns 6,334,617 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252298) and have no expiration date.

(3)

Excludes 5,127,129 Class A Ordinary Shares issuable upon the exercise of 5,127,129 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-252298).

(4)	Based on 25,578,466 Class A Ordinary Shares and 6,394,617 Class B Ordinary Shares outstanding as of January 3, 2022.

Schedule 13G

CUSIP No. G9460L 126

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,334,617 (1)(2)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,334,617 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,617 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The securities are held directly by VPC Impact Acquisition Holdings Sponsor II, LLC (the “Sponsor”). Victory Park Management, LLC (“VPM”) is the manager of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. Victory Park Capital Advisors, LLC (“VPC Advisors”) is the sole member of VPM and has voting and investment discretion over the securities held by VPM. Victory Park Capital Advisors Management GP, LLC (“VPC Advisors Management GP”) is the managing member of VPC Advisors and has voting and investment discretion over the securities held by VPC Advisors. Victory Park Capital Advisors GP, LLC (“VPC Advisors GP”) is the managing member of VPC Advisors Management GP and has voting and investment discretion over the securities held by VPC Advisors Management GP. Richard Levy is the trustee of the manager of VPC Advisors GP and has voting and investment discretion with respect to the securities held by VPC Advisors GP. VPC Advisors GP and Mr. Levy, respectively, disclaim any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest each may have therein, directly or indirectly.

(2)

The Sponsor owns 6,334,617 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252298) and have no expiration date.

(3)

Excludes 5,127,129 Class A Ordinary Shares issuable upon the exercise of 5,127,129 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-252298).

(4)	Based on 25,578,466 Class A Ordinary Shares and 6,394,617 Class B Ordinary Shares outstanding as of January 3, 2022.

Schedule 13G

CUSIP No. G9460L 126

1	NAMES OF REPORTING PERSONS Richard Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,334,617 (1)(2)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,334,617 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,617 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The securities are held directly by VPC Impact Acquisition Holdings Sponsor II, LLC (the “Sponsor”). Victory Park Management, LLC (“VPM”) is the manager of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. Victory Park Capital Advisors, LLC (“VPC Advisors”) is the sole member of VPM and has voting and investment discretion over the securities held by VPM. Victory Park Capital Advisors Management GP, LLC (“VPC Advisors Management GP”) is the managing member of VPC Advisors and has voting and investment discretion over the securities held by VPC Advisors. Victory Park Capital Advisors GP, LLC (“VPC Advisors GP”) is the managing member of VPC Advisors Management GP and has voting and investment discretion over the securities held by VPC Advisors Management GP. Richard Levy is the trustee of the manager of VPC Advisors GP and has voting and investment discretion with respect to the securities held by VPC Advisors GP. Mr. Levy disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest each may have therein, directly or indirectly.

(2)

The Sponsor owns 6,334,617 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252298) and have no expiration date.

(3)

Excludes 5,127,129 Class A Ordinary Shares issuable upon the exercise of 5,127,129 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-252298).

(4)	Based on 25,578,466 Class A Ordinary Shares and 6,394,617 Class B Ordinary Shares outstanding as of January 3, 2022.

Item 1(a). Name of Issuer:

VPC Impact Acquisition Holdings II

Item 1(b). Address of Issuer’s Principal Executive Offices:

150 North Riverside Plaza, Suite 5200

Chicago, IL 60606

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. VPC Impact Acquisition Holdings Sponsor II, LLC

2. Victory Park Management, LLC

3. Victory Park Capital Advisors, LLC

4. Victory Park Capital Advisors Management GP, LLC

5. Victory Park Capital Advisors GP, LLC

6. Richard Levy

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

150 North Riverside Plaza, Suite 5200

Chicago, IL 60606

Item 2(c). Citizenship:

See response to Item 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G9460L 126

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

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(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)    Amount beneficially owned:

See response to Item 9 on the cover page.

(b)    Percent of class:

See response to Item 11 on the cover page.

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)    Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)    Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)    Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/14/2022

VPC IMPACT ACQUISITION HOLDINGS SPONSOR II, LLC

By:	Victory Park Management, LLC
Title:	Manager

By:	/s/ Scott Zemnick
	Name:	Scott Zemnick
	Title:	Authorized Signatory

VICTORY PARK MANAGEMENT, LLC

By:	/s/ Scott Zemnick
Name:	Scott Zemnick
Title:	Authorized Signatory

VICTORY PARK CAPITAL ADVISORS, LLC

By:	/s/ Scott Zemnick
Name:	Scott Zemnick
Title:	Authorized Signatory

VICTORY PARK CAPITAL ADVISORS MANAGEMENT GP, LLC

By:	/s/ Scott Zemnick
Name:	Scott Zemnick
Title:	Authorized Signatory

VICTORY PARK CAPITAL ADVISORS GP, LLC

By:	/s/ Scott Zemnick
Name:	Scott Zemnick
Title:	Authorized Signatory

RICHARD LEVY

/s/ Richard Levy
Richard Levy

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Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 14, 2022, by and among VPC Impact Acquisition Holdings Sponsor II, LLC, Victory Park Management, LLC, Victory Park Capital Advisors, LLC, Victory Park Capital Advisors Management GP, LLC, Victory Park Capital Advisors GP, LLC and Richard Levy.

11